ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., ROOM 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

FILE NO. 82-5032

Writer: HIrohito Akagami
Direct Tel: [81]-[3]-6888-1044
Direct Fax: [81]-[3]-6888-3044
e-mail: hirohito.akagami@amt-law.co

Our Ref: 5871-A-001

November 24, 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION:

1. Summary English translation of the press release dated November 1, 2005 regarding the interim consolidated financial results (including the outline of the interim non-consolidated financial results); and

2. Summary translation of the notice to shareholders dated November 1, 2005 in connection with the interim dividend for the six month period ended September 30, 2005.

dlw 11/30

1. **Summary English translation of the press release dated November 1, 2005 regarding the interim consolidated financial results (including the outline of the interim non-consolidated financial results)**

   Press release dated November 1, 2005 regarding the interim consolidated financial results for the six months ended September 30, 2005, including the management's analysis thereof, the outline of the interim non-consolidated financial results for that six month period and the estimate for the results of the year ending March 31, 2006.

2. **Summary translation of the notice to shareholders dated November 1, 2005 in connection with the interim dividend for the six month period ended September 30, 2005.**

   Notice is hereby given that shareholders or beneficial shareholders of record in the register of shareholders or, as the case may be, beneficial shareholders of the Company as of the closing on September 30, 2005, may be entitled to payments of an interim dividend.

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MŌRI & TOMOTSUNE

By: ______________________
Hirohito Akagami

HA:ysk
Encl.